EMAIL: AFINERMAN@OLSHANLAW.COM

DIRECT DIAL: 212.451.2289

May 13, 2021

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	P10, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted April 8, 2021

CIK No. 0001841968

On behalf of P10, Inc., a Delaware corporation (the “Company”), set forth below are responses (this “Response Letter”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated April 28, 2021 (the “Comment Letter”) relating to the Company’s draft Amendment No. 1 to Registration Statement on Form S-1, CIK No. 0001841968, submitted confidentially to the Commission on April 8, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this Response Letter, the Company is confidentially submitting a draft Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Draft Registration Statement”). The Amended Draft Registration Statement includes revisions made in response to the comments of the Staff in the Comment Letter, as well as to update certain disclosures contained in the Draft Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italicized print, followed by the Company’s response. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Amended Draft Registration Statement or the exhibits thereto, as applicable.

May 13, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Company, page 1

1.	Refer to your response to comment 1. Please clarify whether you have any current plans for acquisitions.

The Company acknowledges the Staff’s comment and advises the Staff that, as previously disclosed in the Draft Registration Statement, we expect to expand within other asset classes and geographies through additional acquisitions and future planned organic growth by providing additional specialized investment vehicles within our existing investment asset class solutions. As of the date of this Response Letter, we are pursuing additional acquisitions and are in discussions with certain target companies, however the Company does not currently have any agreements or commitments with respect to any acquisitions.

2.

Refer to your response to comment 2. Please clarify here what you consider to be the “middle-market private markets industry.” Similarly please explain what you consider to be “middle and lower-middle market venture capital.”

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 2 of the Amended Draft Registration Statement accordingly. We consider the middle and lower-middle market to be funds that generally invest in portfolio companies with revenues between $25 and $500 million.

Historical Ownership Structure, the Reorganization and Recent Transactions, page 63

3.

Please revise to expand your organizational structure chart on page 63 to include consolidated entities and entities in which you hold a significant noncontrolling interest. Also, revise to show the ownership percentage and economic interest percentage if applicable.

The Company acknowledges the Staff’s comment and advise the Staff that the Company has revised the disclosure on pages 16 and 64 of the Amended Draft Registration Statement accordingly.

4.

Please tell us and revise to disclose if any directors or members of management from P10 or its wholly owned subsidiaries also hold any positions as directors or management of the Enhanced Capital Employee Stock ownership Plan, EC Holdings, ECP or Enhanced PC.

The Company acknowledges the Staff’s comment and advises the Staff that William F. Souder, Jr., the Chief Operating Officer and Director of P10 Holdings, Managing Partner of RCP is on the three-person board of managers of each of ECP and Enhanced PC. No other directors or members of management from P10 or its wholly owned subsidiaries also hold any positions as directors or management of the Enhanced Capital Employee Stock Ownership Plan, EC Holdings, ECP or Enhanced PC. The Company has revised the disclosure on page 138 of the Amended Draft Registration Statement accordingly.

May 13, 2021

Use of Proceeds, page 65

5.

We note your response to our prior comment 6. We also note your disclosure at page 30 that the facility was amended in December 2020. Please clarify to us if the indebtedness to be discharged was incurred within the last year, and describe the use of proceeds from such indebtedness, other than short-term borrowings used for working capital. Refer to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that the Facility was amended on October 2, 2020 and December 14, 2020 to provide for additional term loans and certain other modifications to fund the acquisitions of TrueBridge in October 2020 and Enhanced in December 2020. The Company has revised the disclosure on pages 30, 66 and 102 of the Amended Draft Registration Statement accordingly.

6.

Refer to your response to comment 7. Please revise to disclose the principal purposes for which the net proceeds are intended to be used, including any plans you have to expand your business and enter into new lines of business, and disclose the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of the Amended Draft Registration Statement accordingly.

Description of ECG and ECP, page 69

7.

We note your response to comment 11 and that Enhanced PC was formed to allow for P10 to acquire only the elements of ECG’s historic business which align with P10’s core business activities. Please tell us how the current structure achieves this objective considering that P10 receives significant economic rights and potential benefits through the equity and economic interests of ECG and ECP. Please revise to clearly disclose information related to Enhanced PC including the nature of its operations and the significant risks and rewards related to P10’s contractual rights and obligations.

As an overview of the transaction, the Company advises the Staff that the sellers of ECG and ECP offered their interest in both companies for sale. The sellers owned 100% of the voting and economic interests in ECG. ECG operated an alternative asset management business through ECG’s 100% owned subsidiaries, and separately owned subsidiaries engaged in the permanent capital business, similar to ECP. The sellers owned 49% of the voting interests and 50% of the economic interests in ECP. The other 51% of the voting interests and 50% of the economic interests in ECP were indirectly owned by an ESOP whose participants were the employees of EC Holdings. EC Holdings was owned 100% by the ESOP and EC Holdings owned the 51% voting and 50% economic interests in ECP. P10 bought all of the equity interests that the sellers owned, and the permanent capital businesses owned by ECP and ECG were simultaneously reorganized to form Enhanced PC. The goals of the reorganization were

May 13, 2021

to bring all of the permanent capital business conducted by ECP and ECG under one holding company; to leave ECG controlling only the business that was the same as P10’s historic business (asset management); and to leave the ESOP in control of the assets it previously controlled as there was no desire to achieve a change in control, and as such would have resulted in delays in the transaction due to the ERISA/regulatory matters as further described below. The reorganization achieved these goals by having both ECP and ECG contribute their permanent capital subsidiaries to a new jointly owned holding company, Enhanced PC; having economic ownership of Enhanced PC reflect the relative value of the assets contributed; and having 100% of the voting control of Enhanced PC issued to ECP.

The Company acknowledges the Staff’s comment and advises the Staff that the references to P10 only acquiring elements of ECG’s business that aligned with P10’s core business were intended to communicate the elements that became 100% owned (not that nothing else was acquired). Prior to P10’s acquisitions and reorganization of ECG and ECP, ECG historically owned and operated 100% of their alternative asset management business through ECG’s 100% owned subsidiaries, but ECG also had certain subsidiaries engaged in the same business activities in which ECP was engaged (participating in various state sponsored premium tax credit investment programs – the “permanent capital business”). This was a legacy result from the way ECG and ECP raised capital several years earlier. P10 believed that it made more sense for ECG to directly own and control only its primary alternative asset management business, and for all of the permanent capital business to be owned by one holding company (which became Enhanced PC). Although P10 acquired a non-controlling interest in the non-core permanent capital business through its indirect ownership in Enhanced PC, the Reorganization was structured such that only the core business of ECG was retained as P10’s wholly owned subsidiary, and that all of the non-core permanent capital business was grouped together under Enhanced PC as a passive investment by P10.

While P10 effectively retained 83.5% of the economics in the permanent capital businesses through ECG’s 67% economic interest in Enhanced PC and P10’s 50% economic interest in ECP, the decision was made to leave the control of these investments with the ESOP. For the avoidance of doubt with the trustee of the ESOP, 100% of the voting control in Enhanced PC was given to ECP, which is controlled by the ESOP by virtue of controlling voting interest and board representation. In addition to ERISA/regulatory considerations, the ESOP needs to maintain control of Enhanced PC because the ESOP has a long history of impact investing where investment returns are driven not only by economics, but also by socially responsible investment standards. Given the long history of the ESOP, versus the relatively short history of P10 Intermediate’s experience in the area, ESOP control of ECP and Enhanced PC is warranted to maintain and maximize socially responsible investment goals for the portfolio.

ECG will provide advisory services with respect to the permanent capital business pursuant to the Advisory Agreement. However, any non-routine decisions and decisions outside of the guidelines previously established by the Enhanced PC Board of Managers (BOM) will be made by the Enhanced PC BOM, which is appointed by ECP’s BOM. The ESOP has the power to appoint 2 of 3 members of the BOM of ECP, which must be independent of P10. In addition, the Board of Managers of Enhanced PC, which is effectively controlled by the ESOP, can cancel the Advisory Agreement between ECG and Enhanced PC, without penalty, by providing a 30 day notification to ECG.

May 13, 2021

We have revised the discussion of the ECG and ECP acquisition and the Reorganization to clarify these points to include the following:

•	Enhanced PC’s primary business objective is to participate in Permanent Capital Programs adopted by various states throughout the United States.

•	The stated investment objective is to maximize portfolio return by generating current income from debt investments and capital appreciation from equity and equity-related investments.

•	Enhanced PC’s portfolio investments are debt and equity investments in small and emerging private companies through its Permanent Capital Programs.

•	Concurrently with the Reorganization Agreement, an Advisory Agreement was put into place, by which ECG will provide advisory services to Enhanced PC.

•	A portion of the cash flows generated from Enhanced PC’s participation in the Permanent Capital Programs will be used to pay the advisory fee to ECG.

•	The expected future cash flows of Enhanced PC are expected to be sufficient to pay the advisory fees within the Advisory Agreement.

8.	Please file the Reorganization Agreement, Administrative Services Agreement, and Advisory Agreement as exhibits or advise.

The Company will file the Reorganization Agreement, Administrative Services Agreement, and Advisory Agreement (the “Reorganization Documents”), redacted to remove confidential information. Please advise if you would like us to send, on a supplemental basis, unredacted copies of the Reorganization Documents.

Advisory Agreement, page 70

9.

We note your response to Comment 18. If appropriate, please revise the Risk Factors section to discuss the uncertainty related to the collectability of any revenue from Enhanced PC related to the Advisory Agreement.

The Company acknowledges the Staff’s comment and has revised the Risk Factors section to discuss the uncertainty related to the collectability of any revenue from Enhanced PC related to the Advisory Agreement on page 42 of the Amended Draft Registration Statement.

Reorganization Agreement, page 70

10.

Please provide us a summary of the accounting for the reorganization agreement by ECG and ECP including the summarized journal entry for each entity and the guidance supporting your accounting. Specifically tell us how you considered the guidance in ASC 860-10-55-78. Additionally, based on your disclosure on pages 77 and 80, it appears you determined the cost basis of the equity investments in Enhanced PC for ECG and ECP received in the reorganization at $0. Please explain how this was determined.

May 13, 2021

The Company acknowledges the Staff’s comment and as shown in the response to comment 3 and further described below, Trident ECP Holdings, Inc. and Enhanced Capital Holdings, Inc. retained their pre-acquisition ownership interests in ECP without change. Concurrent with the closing of P10’s acquisition of 100% of the equity interest in ECG, the Reorganization Agreement resulted in the permanent capital subsidiaries of ECG (controlled by P10) and ECP (controlled by Enhanced Capital Holdings, Inc.) being contributed to the newly formed holding company, Enhanced PC. The Company has provided the Staff with the balance sheets of ECG and ECP pre-reorganization and post below along with the related summarized journal entries for ECG and ECP. The entry for ECP reflects the historical carrying value of ECP that was transferred to Enhanced PC and does not give effect to any fair value adjustments recorded in connection with P10’s accounting for the acquisitions. The assets and liabilities contributed from ECG to Enhanced PC were removed from the balance sheet of ECG as part of the reorganization and acquisition accounting by P10. The remaining balance sheet of ECG was considered within the acquisition purchase price accounting adjustments recorded by P10, which are included within the summarized journal entries below.

May 13, 2021

	Consolidated ECP Pre-Reorg December 14, 2020	ECP subs (1) December 14, 2020	ECP Remains December 14, 2020	Consolidated ECG Pre-Reorg December 14, 2020	ECG subs December 14, 2020	ECG Remains December 14, 2020	ECG Post-Acquisition (2) December 14, 2020
Assets
Cash and cash equivalents	$6,670,132	$6,584,577	$85,555	$3,763,119	$1,011,055	$2,752,064	$2,752,064
Restricted cash	—	—	—	1,470,818	1,216,640	254,178	254,178
Due from Related Party	—	—	—	381,935	—	256,935	256,935
Accounts receivable			—	3,424,486		3,424,486	3,424,486
Interest Receivable	330,045	330,045	—	3,116,086	3,116,086		—
Prepaid management fees	—	—	—	—	—		—
Credit Enhancement Fee	101,520	101,520	—	687,270	687,270		—
State NMTC notes receivable	—	—	—	13,187,738	13,187,738		—
Investments (at fair value)	24,825,521	24,825,521	—	56,560,086	56,560,086		—
Investment in Sub	—	—	—	—	—		—
Investment in Unconsolidated Sub	2,163,777	1,406,323	757,454	2,158,893	534	2,158,359	2,158,360
Investment in allocable state tax credits			—	1,692,767		1,692,767	1,692,767
Payment Undertaking Agreement	17,252,997	17,252,997	—	—	—		—
Other assets	11,563	—	11,563	405,377	—	405,377	405,377
Earned premium tax credits	41,303,735	41,303,735	—	—	—		—
Deferred premium tax credits	—	—	—	—	—		—
Goodwill	—	—	—	11,201,489	—	11,201,489	73,462,273
Identifiable Intanglible Assets							36,820,000
Debt Issuance Costs	332,991	332,991	—	210,562	210,562		—

Total assets	$92,992,281	$92,137,709	$854,572	$98,260,626	$75,989,971	$22,145,655	$121,226,440

Liabilities and equity
Accrued Interest Payable	$1,131,764	$1,131,764	$—	$2,011,805	$2,000,058	$11,747	11,747
Accrued Expenses	80,479	67,428	13,051	404,375	72,919	331,456	331,456
Current Tax - FIN 48							209,029
Unearned Management Fees	—	—	—	2,109,644	—	2,109,644	2,109,644
Due to Related Party	—	—	—	2,308,653	125,000	2,058,653	2,058,653
State tax credit deposits			—	287,878		287,878	287,878
Revolving credit facility state tax credits, net			—	1,692,767		1,692,767	1,692,767
Tax credit notes payable	65,668,078	65,668,078	—	27,499,531	27,499,531		—
State program notes payable	—	—	—	34,590,803	34,590,803		—
Investment firm notes payable	—	—	—	—	—		—
Accrued Profits Interests	4,677,775	4,677,775	—	—	—		—
Unearned Premium Tax Credits	—	—	—	9,318,333	9,318,333		—
Deferred Tax Liability							3,318,715
State program obligation	—	—	—	3,012,448	3,012,448		—

Total liabilities	$71,558,096	$71,545,045	$13,051	$83,236,237	$76,619,092	$6,492,145	$10,019,889
Equity
Member’s equity	21,063,821	20,222,300	841,521	9,020,301	(6,633,209)	15,653,510	111,206,551
Minority Interest	370,364	370,364	—	6,004,088	6,004,088		—

Total equity	21,434,185	20,592,664	841,521	15,024,389	(629,121)	15,653,510

Total liabilities and member’s equity	$92,992,281	$92,137,709	$854,572	$98,260,626	$75,989,971	$22,145,655

(1) Summarized journal entry for ECP net asset contribution to Enhanced PC:

Dr.	Accrued Interest Payable	$1,131,764
Dr.	Accrued Expenses	67,428
Dr.	Tax credit notes payable	65,668,078
Dr.	Accrued Profits Interests	4,677,775
Dr.	Investment in Enhanced PC	20,222,300
Dr.	Minority Interest	370,364
Cr.	Cash and cash equivalents	$(6,584,577)
Cr.	Interest Receivable	(330,045)
Cr.	Credit Enhancement Fee	(101,520)
Cr.	Investments (at fair value)	(24,825,521)
Cr.	Investment in Unconsolidated Sub	(1,406,323)
Cr.	Payment Undertaking Agreement	(17,252,997)
Cr.	Earned premium tax credits	(41,303,735)
Cr.	Debt Issuance Costs	(332,991)

(2) Summary journal entry for P10’s acquisition of ECG:

Dr.	Cash and cash equivalents	$2,752,064
Dr.	Restricted cash	254,178
Dr.	Due from Related Party	256,935
Dr.	Accounts receivable	3,424,486
Dr.	Investment in Unconsolidated Sub*	2,158,360
Dr.	Investment in allocable state tax credits	1,692,767
Dr.	Other assets	405,377
Dr.	Goodwill	73,462,273
Dr.	Identifiable Intanglible Assets	36,820,000

		$121,226,440

Cr.	Accrued Interest Payable	$(11,747)
Cr.	Accrued Expenses	(331,456)
Cr.	Current Tax—FIN 48	(209,029)
Cr.	Unearned Management Fees	(2,109,644)
Cr.	Due to Related Party	(2,058,653)
Cr.	State tax credit deposits	(287,878)
Cr.	Revolving credit facility state tax credits, net	(1,692,767)
Cr.	Deferred Tax Liability	(3,318,715)

		$(10,019,889)
Cr.	Purchase Consideration-Cash + Equity	$111,206,551

*	Includes Investment in EPC, which was recorded at $0.

May 13, 2021

Enhanced PC and ECP are entities under common control, as defined in ASC 805-50, therefore, the ECP contributions were transferred to Enhanced PC at carrying value and the relative net assets, liabilities and equity were reversed from ECP’s balance sheet.

ECG and Enhanced PC were not under common control prior (or subsequent) to the Reorganization Agreement. Therefore, ASC 860-10-55-78 did not apply to the Reorganization transaction as it relates to ECG. ECG reversed the book value of the net assets contributed to Enhanced PC from ECG’s balance sheet, and P10 valued the remaining ECG assets acquired and liabilities assumed as part of the purchase price allocation, taking into account the Reorganization, Advisory Agreement and Purchase and Sale Agreement with P10 Intermediate.

Due to the execution of the Advisory Agreement between Enhanced PC and ECG as part of the ECG/ECP Reorganization, a large portion of the net cash flows generated by the permanent capital assets and liabilities that were contributed to Enhanced PC are expected to be utilized to pay the Advisory Agreement fees to ECG. The Advisory Agreement requires Enhanced PC to make fixed payments to ECG from 2021 through 2027 of varying amounts each year for services provided by ECG for a total of $76 million. The estimated total cash flow expected from the runoff of the remaining permanent capital NAV within the permanent capital subsidiaries of Enhanced PC is estimated to be between $5 million—$10 million higher than the Advisory Agreement fees that will be charged during these years. Once this residual value between the expected cash flows of the permanent capital subsidiaries of Enhanced PC and the Advisory Agreement payments from Enhanced PC is discounted back to present value, however, the remaining residual value of the expected cash flows at Enhanced PC for the permanent capital business that existed at the date of reorganization are within an estimated range of $0 to $847,000 for ECG and $0 to $385,000 for ECP. This is after taking into account their relative ownership percentages in Enhanced PC. Given the Reorganization and this low estimate of residual value remaining at Enhanced PC after considering the Advisory Agreement, ECG’s investment in Enhanced PC and P10 Intermediate’s investment in ECP (also taking into consideration the expected future cash flows of Enhanced PC’s subsidiaries) were recorded at the low end of the range at $0. ECP’s investment in Enhanced PC will be eliminated in consolidation at ECP, therefore, this cost basis is not relevant to P10 Intermediate and the disclosures within the S-1 have been revised accordingly to clarify. The Advisory Agreement is expected to be revised, as applicable, for future new funds to reflect at market advisory fees to service these funds, providing an indeterminable amount of additional value to ECP and ECG as of the Reorganization and acquisition date.

11.	We note your response to comment 10. Please tell us in detail and revise to disclose the method for determining the economic and voting interests for ECG and ECP.

The Company acknowledges the Staff’s comment and advises the Staff to refer to our response to Comment 7 of this Response Letter. In addition, the Company has revised to disclose the method for determining the economic and voting interests for ECG and ECP on page 71 of the Amended Draft Registration Statement.

May 13, 2021

12.	Please tell us in detail and revise to describe the reasons or motivations for the economic and voting interests for ECG and ECP. Specifically discus why ECG received 0% voting interests.

The Company acknowledges the Staff’s comment and advises the Staff to refer to our response to Comment 7 of this Response Letter. In addition, the Company has revised to disclose the reasons for the economic and voting interests for ECG and ECP on page 71 of the Amended Draft Registration Statement.

13.

Please tell us how you determined that equity investment accounting was appropriate for ECG’s equity interest in Enhanced PC and identify the guidance supporting your determination. Specifically tell us the legal form of Enhanced PC and how you determined you had significant influence considering your 0% voting interests.

Enhanced PC is a limited liability company and was determined by the Company to be a variable interest entity (VIE). The Company concluded that ECG is not the primary beneficiary of that VIE, but should account for its investment in Enhanced PC as an equity method investment.

While it was determined that ECG cannot control Enhanced PC, it does have the ability to significantly influence the operating and financial policies of the investee. In consideration of the guidance at ASC 323-10-15-6 through 11, the following was the basis for this conclusion:

•	ECG has representation on the board of managers of Enhanced PC (ECG has one affiliated manager on the board; the other two managers are not affiliated with P10)

•	P10 has representation on the board of managers of ECP (P10 has one affiliated manager on the board; the other two managers are not affiliated with P10), which controls Enhanced PC

•	There are material intra entity transactions through the Advisory Agreement, which creates an operational dependence on ECG for Enhanced PC.

While ECG owns less than 20% of the voting interest in Enhanced PC, which would typically be presumed to indicate that the investor does not have significant influence over the investee, ECG’s ability to significantly influence the investee through the above factors overcomes such presumption.

Also, tell us how you considered the guidance in ASC 323-10-35-13.

Due to the execution of the Advisory Agreement as part of the ECG/ECP Reorganization, a large portion of the expected net cash flows to be generated by the assets and liabilities contributed by ECG to Enhanced PC will be consumed by advisory fees. As a result, the majority of the expected net cash flows to be generated by the contributed net assets, which otherwise might have been reflected in the acquisition date fair value of the equity method investment in Enhanced PC, are being primarily captured by the acquisition date fair value of the management and advisory services contracts recorded as intangible assets as part of the purchase price allocation of P10 Intermediate’s acquisition of ECG. Due to these effects, as well as the uncertainty and timing of residual cash flows to be generated by Enhanced PC after giving effect to the Advisory Agreement, the acquisition date fair value of ECG’s equity method investment in Enhanced PC was concluded to be de minimis and was assigned a fair value of $0 in the accounting for the acquisition of ECG.

This conclusion regarding de minimis acquisition date fair value factored into our contemplation of ASC 323-10-35-13. As illustrated by the ECG/ECP Reorganization balance sheet information included in the response to #10, the carrying value of the net assets of ECG which were contributed to Enhanced PC represented a small net liability position. Given this negligible costs basis, and de minimis acquisition date fair value in the equity method investment in Enhanced PC, there would be no meaningful accounting effects in the application of ASC 323-10-35-13.

May 13, 2021

Notes to Unaudited Pro Forma Condensed Consolidated and Combined Financial Statements, page 75

14.

Please revise each note that describes a column of pro forma adjustments to clarify if the adjustments represent Transaction Accounting Adjustments or Autonomous Entity Adjustments. Refer to Rule 11-02(a)(6) of Regulation S-X for guidance.

The Company acknowledges the Staff’s comment and advise the Staff that the Company has revised the disclosure on page 79, 80-81 of the Amended Draft Registration Statement accordingly

Note 3. Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations, page 77

15.

We note your disclosure that the cost basis for the equity investments in ECP and Enhanced PC were $0 and $1. If true, please revise to clarify that P10’s equity investment in Enhanced PC is through your consolidation of ECG.

The Company acknowledges the Staff’s comment and advise the Staff that the Company has revised the disclosure on page 79 of the Amended Draft Registration Statement accordingly

Adjustment 7, page 80

16.	Please revise to disclose the net losses recognized by ECP and Enhanced PC for the year ended December 31, 2020 on a pro forma basis.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 82 of the Amended Draft Registration Statement accordingly

FPAUM, page 94

17.

We note your response to comment 22 and your revised disclosure on page 94. Please revise to provide a similar roll forward that is not on a pro forma basis and identify significant trends or concentrations in your FPAUM and discuss the causal factors for the trends.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 98 of the Amended Draft Registration Statement accordingly

May 13, 2021

Business of P10

Our Solutions, page 109

18.	Refer to your response to comment 24. Please revise your disclosure to describe the principal investment products that you offer in each asset class and the target investor market for each product.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 4, 5 and 114 of the Amended Draft Registration Statement accordingly

Acquisition of Enhanced, page F-23

19.

So that we may better understand your accounting please provide us a summary of the allocation of the consideration paid by P10 for the fair value of the assets acquired and liabilities assumed in the acquisition of ECG and ECP. As part of the summary, please provide a separate reconciliation for ECG and ECP as of the acquisition date that shows:

•	The Balance Sheet prior to the reorganization,

•	The Balance Sheet related to the Permanent Capital Subsidiaries and/or other subsidiaries contributed to Enhanced PC, and

•	The remaining Balance Sheet that was exchanged for the consideration as part of the Securities Purchase Agreement.

The Balance Sheets of ECG and ECP prior to the ECG/ECP Reorganization, the Balance Sheets related to the Permanent Capital Subsidiaries contributed to Enhanced PC and the remaining Balance Sheet of ECG that was acquired by P10 as part of the Securities Purchase Agreement, after giving effect to the Reorganization Agreement (net assets contributed to EPC reflected in the “ECP subs December 14, 2020 and ECG subs December 14, 2020 columns) are included in the table in the response to #10 above.

In order to determine the allocation of the consideration paid by P10 for the fair value of assets acquired and liabilities assumed in the acquisition of ECG and ECP, the Company went through the following steps to identify a full inventory of the assets acquired and liabilities assumed:

•	Management and third-party valuation specialists engaged by management reviewed the purchase and sale agreement and related exhibits,

•	Management and their third party valuation specialists obtained and reviewed the historic financial statements and closing balance sheet of ECG

•	Discussions were held with ECG management/ownership to understand the operations of the entity, and further identify any additional assets or obligations which were not previously reported.

May 13, 2021

•

In addition to performing these procedures to ensure that all assets acquired and liabilities assumed were identified, this information was also used to identify assets which were not acquired or liabilities which were not assumed. The following are not all inclusive, but represent assets or liabilities considered:

•	ECG had $0 carrying value of property and equipment, as the Company has minimal employees and no meaningful tangible assets.

•	There was no meaningful intellectual property or technology identified.

•	ECG had $1.7 million of debt on its acquisition balance sheet, which approximated fair value

•	No meaningful contingencies including, but not limited to, litigation or regulatory matters were noted.

•	No share based or other incentive arrangements with employees which would result in liability or equity accounting at the date of acquisition were noted.

In addition, the following summarizes the assets and liabilities identified as well as our application of the relevant guidance to record the new basis.

Certain Financial Instruments – Recognized at Carrying Value

The carrying value of certain financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and due from related parties, tax credits, prepaid expenses, accounts payable and accrued expenses approximate their respective fair values in all material respects due to the short nature of such instruments. Therefore, these balances were carried over.

Note Receivable Due From ECP

One of the assets that ECG holds is a note receivable due from ECP. This interest-bearing note receivable originated in December 2013 with an original principal amount of $77 million. As of the date of the acquisition, the note had a remaining principal balance of approximately $49 million. ECG had ceased recording interest on the receivable in 2019 and wrote down the carrying value due to ECP not having sufficient distributable assets to pay off the note and accrued interest. Subsequent to the acquisition and reorganization, it is expected that a large portion of the cash flows generated by the net assets of ECP will flow through the Advisory Agreement to ECG, resulting in less cash flows available to repay this debt. Based on these considerations, it was determined that there is a low likelihood that ECG will be able to collect meaningful payments for the foreseeable future until additional permanent capital programs are added and concluded that the fair value of the note receivable from ECP is de minimis. As such, no consideration was allocated to this note and it was assigned a fair value of $0. The existence of this liability was also considered in determining the fair value of the equity method investment in ECP by P10.

Equity Method Investments

Prior to the acquisition, ECG held certain investments in equity securities of entities which ECG did not control and did not consolidate into the ECG consolidated financial statements. These were accounted for under the equity method of accounting. These investments had a carrying value of $2.2 million as of the date of the acquisition. The Company determined that the carrying value of these investments approximated fair value in all material respects, and their historic carrying value was carried over as the initial basis of these investments. These will continue to be accounted for under ASC 323. See additional discussion regarding the investment in ECP in the response to 23 below.

May 13, 2021

Intangibles

Identification and valuation:

The acquired management and advisory service contracts were expected to represent the substantial portion of the fair value of the identifiable net assets of the acquired business. ASC 820-10-20 defines an intangible asset as an asset (not including a financial asset) that lacks physical substance, and acquirers are required to recognize separately from goodwill the identifiable intangible assets acquired in a business combination. An intangible asset is considered identifiable if either (1) it is separable (capable of being separated or divided and sold, transferred, licensed, rented, or exchanged) or (2) it arises from a contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or other rights and obligations. Through management’s analysis (a similar review/analysis was performed by a third-party valuation firm as well), the following separately identifiable intangible assets were identified, and fair values were determined:

•

Fund management contracts representing in place revenue generating syndication and asset management contracts were determined to have a fair value of $18.5 million, valued using the excess earnings method;

•

Advisory contracts represent the Advisory Agreement whereby ECG will provide advisory services to Enhanced PC to manage the funds of the Permanent Capital and Legacy Capital Subsidiaries which were contributed by ECG and ECP. As described above, while there was no such agreement prior to the closing of the acquisition, this agreement was put in place and became effective upon the closing of the acquisitions. It is considered to be a significant component of the deal structure and represents an asset of ECG as of the acquisition date. Its determined fair value was $12.3 million using the excess earnings method.

•	Trade names, which includes trademarks, domain names and other brand related IP were determined to have a fair value of $6.0 million, valued using the relief from royalty method

Income Tax Considerations

The acquisitions of ECG and ECP were achieved through the acquisition of Trident ECG and Trident ECP (the “Blockers”), respectively, plus the acquisition of direct interest in ECG held by other sellers. These entities are tax blocker entities (C Corps) serving as holding companies, and as stated above, the acquisitions are being collectively referred to as the acquisitions of ECG and ECP. These acquisitions were part taxable and part non-taxable equity acquisitions, and so the inside bases of the ECP assets were not stepped up and the ECG assets were only partially stepped up.

May 13, 2021

As previously stated, the acquisition ascribed $1 to the acquisition of Trident ECP (effectively ECP), which is reflective of management’s determination that the value of ECP’s equity after taking into account its note payable to ECG is de minimis, and the remainder of the consideration was attributed to Trident ECG (effectively ECG). As a result of the acquisition accounting for Trident ECP, $0.1 million of DTA’s, net (including effects of FIN 48 and valuation considerations) were recorded. The Company did not consider it appropriate to allocate the $1 consideration to the Trident ECP basis differences. Rather, the allocation of the remaining consideration (which, for disclosure purposes is being entirely reflected as the acquisition of ECG) will include consideration allocated to these DTA’s. Based on the collective manner in which the acquisitions of ECG, ECP and the Blockers were structured, it was concluded to be most appropriate to reflect the cost basis in the ECP equity investment as $0 (as its value was de minimis), and to include the DTA’s created in the acquisition of Trident ECP as part of the allocation of the remainder of consideration to the acquisition of ECG.

The NOL’s and other DTA’s were evaluated for realizability, including 382 limitations, and recorded applicable valuation allowances and FIN 48 liabilities. The resulting DTL, net was approximately $3.3 million and is reflected in the allocation of the purchase price.

20.

Additionally, please provide us a summarized schedule of the cost and fair value related to the investments and other key assets and liabilities remaining with ECG and ECP and those contributed to Enhanced PC.

See the summarized schedule provided in response to #10 above for:

•	The cost basis of net assets contributed to Enhanced PC, and those retained by ECG and ECP;

•	The fair value recorded by P10 of the (i) acquired assets and assumed liabilities of ECG and (ii) the fair value of the equity method investment in ECP

21.

Noting that ECP consolidates Enhanced PC after the reorganization, please clarify for us if you considered Enhanced PC in the valuation of ECP in the allocation of consideration paid by P10. If not, please explain why.

Enhanced PC was considered in the valuation of ECP in the allocation of consideration paid by P10. However, given that the consolidated results of Enhanced PC will include the cost of the Advisory Agreement paid to ECG, and the existence of the note that remains at ECP due to ECG, the value of P10’s equity method investment in ECP at the date of acquisition was determined to be de minimis as further discussed in # 10 above. It is expected that future value of Enhanced PC and ECP will exist as new permanent capital programs are added, but the value of these programs and their expected cash flows were indeterminable at the date of reorganization.

22.

Please tell us if the inter-company debt payable by ECP to ECG as referenced in your response to Comment #15 is the same note as described in Note 4 on page F-169. If not, please tell us all of the key terms and other relevant facts and circumstances related to the note. Please tell us how the note was considered in the valuation of ECG and ECP to determine the allocation of the consideration paid and how the note was measured in the purchase price allocation of ECG. Please tell us and disclose what happened to the note subsequent to the reorganization and acquisition, explaining which entity currently recognizes the note, the amount outstanding and any other relevant fact.

May 13, 2021

•	Yes, the inter-company debt payable by ECP to ECG was referenced in the prior response to Comment # 15 is the same note as described in Note 4 on page F-169.

•

The note was recorded as an asset (related party note receivable) in the balance sheet of ECG in the allocation of the purchase price for ECG. ECG had ceased recording interest on the receivable in 2019 and wrote down the carrying value due to ECP not having sufficient distributable assets to pay off the note and accrued interest. Subsequent to the acquisition and reorganization, it is expected that a large portion of the cash flows generated by the net assets of ECP, which primarily consist of ECP’s ownership of Enhanced PC, will flow through the Advisory Agreement to ECG, resulting in less cash flows available to repay this debt. Based on these considerations, it was determined that there is a low likelihood that they will be able to collect meaningful payments for the foreseeable future until additional permanent capital programs are added and concluded that the acquisition date fair value of the note receivable from ECP is de minimis. As such, no consideration was allocated to this note and it was assigned a value of $0. The existence of this liability was also considered in determining the fair value of the equity method investment in ECP by P10.

•

The note remained in place subsequent to the ECG/ECP Reorganization and acquisition, and there were no changes made to the form, structure, or terms of the arrangement. It remained and still is a debt obligation of ECP payable to ECG. As of the date of acquisition, the note had a remaining principal balance of approximately $49 million.

23.

Please tell us all the key facts and circumstances and identify the specific accounting guidance you considered and the guidance on which you relied upon to determine whether you had a controlling financial interest in ECP. Specifically tell us how you considered whether control may be demonstrated other than by the possession of voting rights.

The Company acknowledges the Staff’s comment and advises the Staff that as displayed in the Organizational Structure, Trident ECP Holdings Inc. (which P10 Intermediate acquired) and Enhanced Capital Holdings, Inc. retained their ownership interests in ECP without change, resulting in no corresponding change to Enhanced Capital Holdings Inc. (ESOP S Corp)’s ownership interest. As identified in our response to question 24, the Company has a variable interest in Enhanced PC, including the Advisory Agreement that was evaluated in accordance with ASC 810 and determined based on key facts and circumstances to result in Enhanced PC being a variable interest entity that should be consolidated by ECP as the primary beneficiary due to its 100% voting power and its potentially significant economic exposure through its equity ownership.

The key facts considered included the governance of ECP and Enhanced PC, the economic benefits received by both P10 Intermediate and the ESOP through their ownership interests, the Advisory Agreement and Administrative Services Agreement, and power that these interests and agreements provide to determine whether P10 Intermediate or the ESOP has the power to direct the activities of ECP and Enhanced PC that most significantly impact the economic performance. Based on the Company’s analysis, the ESOP has more than insignificant economic interests in ECP and meets the potentially significant economics criterion within ASC 810-10- 25-38A(b) and has the power through their appointment of 2 of 3 seats on the ECP Board of Managers to cancel the Advisory Agreement between ECG and Enhanced PC and establish new rates within the Advisory Agreement for future permanent capital business. In addition, the Board of Managers of Enhanced PC, which is controlled by the ESOP through the ESOP’s control of ECP, sets the investment policy by which the Advisory Agreement must operate. The investment policy ultimately drives the economic performance of the underlying subsidiaries of ECP, which includes Enhanced PC and the permanent capital subsidiaries that are consolidated into ECP.

May 13, 2021

Before considering whether the Company had a controlling financial interest in ECP, the Company first determined the VIE status of ECP in order to conclude on using the voting or the variable interest entity (VIE) model. ECP is a legal entity and both ECP Blocker (wholly- owned subsidiary of P10 Intermediate) and the ESOP have variable interests due to their equity voting interests. The Company’s analysis to conclude that both Enhanced PC and ECP are VIEs is included in a chart below. In accordance with ASC 810-10-15-12(a), employee benefit plans subject to ASC 712 or ASC 715 should not be consolidated by the employer-sponsor. However, other parties involved with employee benefit plans, such as service providers, should apply the VIE model, as applicable by the facts and circumstances. The VIE scope exception is not relevant based on ECP having an ESOP as an investor.

The Company also considered ASC 810-10-55-37 in order to determine whether the Advisory Agreement is an additional variable interest. The fees paid to a legal entity’s decision maker(s) or service provider(s) are not variable interests if all of three specific conditions are met. Since P10 Intermediate through ECP Blocker holds 49% equity interest in ECP that individually, or in the aggregate, would absorb more than an insignificant amount of ECP’s expected losses or receive more than an insignificant amount of ECP’s expected residual returns, the condition in ASC 810-10-55-37 (c) is not met. Therefore, the advisory contract is a variable interest and was considered in determining the primary beneficiary of ECP.

The Company was only able to acquire 49% of the voting interests and 50% of the economic interest in ECP of which the seller owned. Consideration has been given to P10 Intermediate’s economic interest (from its membership equity and the variable interest of the Advisory Agreement through ECG) that is disproportionally greater than its stated 49% power in ECP. Although this situation exists, P10 Intermediate’s economic interest is not indicative of the amount of power it holds in ECP.

The other owner of ECP is the ESOP entity, as previously disclosed. ESOP S-Corporations, like all tax qualified retirement plans, operate within a legal framework including the IRC, ERISA, and regulations applicable to both, as well as case law. In order to remain a qualified ESOP, the ESOP must be primarily invested in the employer’s publicly traded stock or, if the stock is not publicly traded, stock with voting power and dividend rights at least equal to the greatest voting power and dividend rights of all other classes of stock. The ESOP trustee votes the shares held in the ESOP. When voting, the trustee must consider the fiduciary duty to protect the long-term value of the stock for employees’ retirement benefits, not necessarily, what may affect short-term employee interests. The trustee may be directed by the board or an internal committee with respect to business transactions, but the trustee must evaluate that direction and act prudently. Finally, the ESOP has always had, and needs to maintain, majority control of ECP in order to avoid having ECP treated as “plan assets” under ERISA. In addition to these ERISA/regulatory considerations, the ESOP needs to maintain control of ECP because the ESOP has a long history of Impact Investing where investment returns are driven not only by economics, but also by socially responsible investment standards. These considerations led to the creation of the governance structure of ECP and ultimately Enhanced PC.

May 13, 2021

The decision-maker of ECP (which then appoints the Board of Managers of Enhanced PC) is the Board of Managers (“ECP BOM”) which establishes the Investment Policy and appoints officers to run the day-to-day operations of the business as a whole, including Enhanced PC. The ECP BOM is comprised of three managers, two that are required to be independent of P10 and its affiliates, including ECG in order for the ESOP to maintain control over ECP and Enhanced PC. The ECP BOM will serve until their resignation or removal. P10 Intermediate through ECP Blocker and ECG do not have the power to change the composition of the ECP or Enhanced PC BOM, including the number of managers or the requirement that two members must be independent of P10 and its affiliates, including ECG. All significant decisions are made by the ECP Board of Managers, which do not have to be equity interest holders of ECP, and they may not be removed by ECG in their capacity as equity owners. As such, this scenario would be more analogous to a corporation than a partnership.

As the corporate trustee of the ESOP and all members of the board of directors of the ESOP S-Corp are independent of P10 and its affiliates, including ECG and its management, there are no related-parties or de facto agents of the ESOP member on the ECP BOM, and the ESOP does not own any shares in P10 and P10 Intermediate. In addition, the plan participants that are shareholders of P10, are not eligible to be members of the ECP BOM. The one non-independent manager as a related party of the P10 Intermediate member does not hold enough voting power to make any binding decisions for the ECP BOM, as all decisions require a majority vote. Based on these factors, P10 Intermediate, including its related parties or de facto agents, does not have the power to direct the activities of the ECP that most significantly impact its economic performance. The Company is subject to the disclosure requirements of ASC 810-10 due to its variable interest and because it is not the primary beneficiary of ECP.

The Company considered the substance of the economic and voting rights of the ESOP and determined that the ESOP has clear voting rights and not only economic ownership in ECP but will also receive additional economics through the Administrative Services Agreement between ECG and EC Holdings for the employees provided to ECG that in turn provide services to Enhanced PC. Through the ESOP’s expertise in the impact investment business and their voting rights, the ESOP establishes the criteria and thresholds for diversification, maximum types and size of investments and funds, and amendment and termination provisions within the Enhanced PC investment policy that ECG must follow as provider of advisory services. ECG must also obtain the review and approval of ECP’s BOM prior to executing services not defined in, or outside the specified provisions of, the Investment Policy. Based on these factors, the ESOP has the power over important decision making for both ECP and Enhanced PC, including the ability to determine the Investment Policy and cancel the Advisory Agreement, which all suggest that the ESOP has the power over the most significant activities of ECP and Enhanced PC. Combined with their potentially significant economics, the ESOP has a controlling financial interest and is the primary beneficiary of ECP. In addition, ECP is the primary beneficiary of Enhanced PC due to ECP’s economic benefits of the equity ownership in Enhanced PC along with the power of the ECP BOM over Enhanced PCs most significant activities.

May 13, 2021

24.

Please tell us all the key facts and circumstances and identify the specific accounting guidance you considered and the guidance on which you relied upon to determine the primary beneficiary of Enhanced PC. Specifically tell us how you considered which entity had the power to direct the activities of Enhanced PC that most significantly impact Enhanced PC’s economic performance and how you considered the Advisory Agreement between ECG and Enhanced PC in this determination.

The Company acknowledges the Staff’s comment and advises the Staff that as mentioned in our response to question 10 and displayed in the Organizational Structure, simultaneously with P10’s acquisitions of ECG and ECP, Enhanced PC was formed in connection with the ECP/ECG Reorganization whereby ECG and ECP contributed their permanent capital subsidiaries to Enhanced PC pursuant to the ECP/ECG Reorganization agreement. In accordance with ASC 810, the contributed permanent capital subsidiaries are variable interests. In addition, in accordance with ASC 810-10-55-37, fees paid to a legal entity’s decision maker(s) or service provider(s) are not variable interests if all of three specific conditions are met. Since Intermediate Holdco through ECP Blocker holds a 49% equity interest in ECP that individually, or in the aggregate, would absorb more than an insignificant amount of ECP’s expected losses or receive more than an insignificant amount of ECP’s expected residual returns, the condition in ASC 810-10-55-37 (c) is not met. Therefore, the Advisory Agreement is a variable interest. Given these variable interests, Enhanced PC was determined to be a variable interest entity due to the disproportionality of voting rights versus economic returns among the members (ECP has 100% voting interest and 33% economic interests and ECG has 0% voting interest and 67% economic interests), and qualitatively 90% or more of Enhanced PC’s activities are conducted on behalf of ECG through the Advisory Agreement. In addition, Enhanced PC does not have the substantive ability to provide its output to entities besides its members. The consolidation analysis for Enhanced PC is performed under the variable interest entity model.

Enhanced PC is a legal entity and both ECP and ECG have variable interests due to contributions of their Permanent Capital subsidiaries businesses. No scope exceptions per ASC 810-10-15-12 or VIE subsection scope exceptions per ASC 810-10-15-17 (Not-for-Profits, Separate accounts of life insurance entities, exhaustive efforts, or definition of a business) to the consolidation guidance apply.

May 13, 2021

Consideration has been given to the situation that ECG’s 67% economic interest (from its contribution of the Permanent Capital subsidiaries business) into Enhanced PC and the variable interest of the Advisory Agreement is disproportionally greater than its stated 0% voting power. Although this situation exists, ECG’s economic interest is not indicative of the amount of power it holds in Enhanced PC as discussed previously in #23. Per the terms of the Advisory Agreement, the agreement can be cancelled without penalty by Enhanced PC at any time, a decision that can be made by ECP’s Board of Managers (BOM), through ECP’s ownership of Enhanced PC, two out of three of whom are independent of P10 and its affiliates, including Enhanced Capital. In addition, ECG and P10 Intermediate cannot make any substantive economic business decisions for Enhanced PC outside the Investment Policy without the review and approval of the BOM.

Consideration has also been given to the Company’s economic interest (from its membership equity and the variable interest of the advisory agreement through ECG), which is disproportionally greater than its stated 49% power in ECP. Although this diproportionality exists, the Company’s economic interest is not indicative of the amount of power it holds in ECP. The ESOP S-Corp has substantive power from its 51% voting interest and due to the fact that no changes can be made to the two independent managers on the Enhanced PC BOM without majority approval. The ESOP S-Corp like all tax qualified retirement plans, operates within a legal framework including the IRC, ERISA, and regulations applicable to both, as well as case law. In order to remain a qualified ESOP, the ESOP must be primarily invested in the employer’s publicly traded stock or, if the stock is not publicly traded, stock with voting power and dividend rights at least equal to the greatest voting power and dividend rights of all other classes of stock. The ESOP trustee votes for the shares held in the ESOP. When voting, the trustee must consider the fiduciary duty to protect the long-term value of the stock for employees’ retirement benefits, not necessarily, what may affect short-term employee interests. The trustee may be directed by the board or an internal committee with respect to business transactions, but the trustee must evaluate that direction and act prudently. Finally, the ESOP has always had, and continues to maintain, majority control of ECP to avoid having ECP treated as plan assets under ERISA.

In addition to the ERISA/regulatory considerations, the ESOP also maintains control of ECP due to the ESOP’s long history of impact investing where investment returns are driven not only by economics, but also by socially responsible investment standards. ECP owns a portfolio of loans in Impact areas, including to businesses in low income communities, women and minority businesses, and environmentally friendly businesses. Given the long history of the ESOP, versus the relatively short history of the Company’s experience in the area, ESOP control of ECP is warranted to maintain and maximize socially responsible investment goals for the portfolio. Lastly, per terms of the Advisory Agreement, ECG and collectively P10 Intermediate cannot make any substantive economic business decisions for ECP or Enhanced PC which are outside of the stated Investment Policy without the review and approval of the BOM. For these collective reasons, the ESOP ownership interest in ECP is considered substantive.

Given the lack of the variable interest or combination of variable interests that provide ECG and P10 Intermediate with the power to direct the activities of Enhanced PC that most significantly impact Enhanced PC’s economic performance, Enhanced PC should be consolidated by ECP as the primary beneficiary due to its 100% voting power and its potentially significant economic exposure through its equity ownership. P10 Intermediate is subject to the disclosure requirements of ASC 810-10 due to its variable interest and because it is not the primary beneficiary of Enhanced PC.

Exhibits

25.	Please revise to include Schedules A, B, and C referenced in the exhibit as part of Exhibit 10.6.

The Company will file Schedules A, B and C to Exhibit 10.6, redacted to remove confidential information (the “Schedules” and together with the Reorganization Documents, the “Supplemental Materials”). Please advise if you would like us to send, on a supplemental basis, unredacted copies of the Schedules.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc: Michael Kaplan, Esq.